UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Dialogic Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
25250T100

(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 1, 2010

(Date of Event Which Requires Filing of This Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

SCHEDULE 13D

CUSIP No.	25250T100	Page	2	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,046,898 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,046,898 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,046,898 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%(2)

14	TYPE OF REPORTING PERSON

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), which are the registered holders of shares of Common Stock of Dialogic Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on approximately 31,000,000 shares of Common Stock of Dialogic Inc. outstanding as of October 1, 2010 as reported by Dialogic Inc. in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2010.

CUSIP No.	25250T100	Page	3	of	8

Item 1.	Security and Issuer.
          This Statement relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 926 Rock Avenue, Suite 20, San Jose, California 95131.

Item 2.	Identity and Background.
          (a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP” or the “Reporting Person”).
          (b) The address of the Reporting Person’s principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.
          (c) The principal business of the Reporting Person is investment advising.
          (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).
          (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.
          The shares of Common Stock reported herein were acquired through the business combination between the Issuer and Dialogic Corporation, a British Columbia corporation (“Former Dialogic”) described in Item 4 below, in which all outstanding common and preferred shares of Former Dialogic (including those held by investment funds managed by the Reporting Person) were exchanged for shares of Common Stock of the Issuer. The securities of Former Dialogic held by investment funds managed by the Reporting Person were acquired using the sources of funds described in Item 4 on the Cover Page hereof.

Item 4.	Purpose of Transaction.
          On October 1, 2010, the Issuer completed a business combination with Former Dialogic in accordance with the terms of that certain Acquisition Agreement, dated as of May 12, 2010 (the “Acquisition Agreement”), between the Issuer and Former Dialogic. Pursuant to the Acquisition Agreement, Former Dialogic became a wholly owned subsidiary of the Issuer (the “Arrangement”) and all outstanding common and preferred shares of Former Dialogic were exchanged for an aggregate of 110,580,900 shares of Common Stock of the Issuer.
          As of immediately following the effective time of the Arrangement, Former Dialogic shareholders and optionholders held approximately 70% and existing Issuer stockholders held approximately 30% of the Issuer’s outstanding securities. As of October 1, 2010, immediately following

CUSIP No.	25250T100	Page	4	of	8
the consummation of the Arrangement, there were approximately 31 million shares of Common Stock outstanding, after taking into account the effect of the 5 for 1 reverse stock split approved by the Issuer’s stockholders on September 30, 2010.
          In connection with the consummation of the Arrangement and pursuant to the Acquisition Agreement, the Issuer entered into a Registration Rights Agreement, dated as of October 1, 2010 (the “Rights Agreement”), with certain Former Dialogic shareholders (including investment funds managed by the Reporting Person), pursuant to which the Issuer may be required to register shares of Common Stock issued in the Arrangement to such Former Dialogic shareholders. The Rights Agreement is described further in Item 6 below.
          Also in connection with the consummation of the Arrangement, Former Dialogic entered into a Second Amended and Restated Credit Agreement, dated as of October 1, 2010, as amended (the “Term Loan Agreement”), with Obsidian, LLC, as agent, and investment funds managed by the Reporting Person. Concurrently with Former Dialogic’s entry into the Term Loan Agreement, the Issuer entered into agreements whereby the Issuer guaranteed the obligations of Former Dialogic under the Term Loan Agreement. In addition, Former Dialogic maintains bridge loans extended by investment funds managed by the Reporting Person under Loan Agreements, dated as of August 19, 2009 (the “Bridge Loan Agreements”), which remained outstanding following the Arrangement. The Term Loan Agreement and the Bridge Loan Agreements are described further in Item 6 below.
          Pursuant to the Acquisition Agreement, effective as of the effective time of the Arrangement, Rajneesh Vig, a partner of the Reporting Person, was elected to the Board of Directors of the Issuer. Mr. Vig was elected as a Class I director whose initial term expires at the 2011 annual meeting of the Issuer’s stockholders.
          Except as provided above, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time in its discretion, review or reconsider its position with respect to the shares of Common Stock and any such matters. The Reporting Person retains the right to (a) change its investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the shares of Common Stock in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or board of directors, (f) communicate with other equity or debt holders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s equity or debt securities, including, but not limited to, the Common Stock, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.
          (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 6.6% of the outstanding shares of Common Stock of the Issuer, based on approximately 31,000,000 shares of Common Stock outstanding as of October 1, 2010, immediately following the consummation of the Arrangement, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2010. The Reporting Person has sole voting and dispositive power over the shares of Common Stock.
          (c) Other than the acquisition of shares of Common Stock through the Arrangement, there have been no purchases or sales of shares of Common Stock during the past 60 days.

CUSIP No.	25250T100	Page	5	of	8
          (d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          As described in Item 4 above, in connection with the consummation of the Arrangement and pursuant to the Acquisition Agreement, the Issuer entered into the Rights Agreement with certain Former Dialogic shareholders (including investment funds managed by the Reporting Person), pursuant to which the Issuer may be required to register shares of Common Stock issued in the Arrangement to such Former Dialogic shareholders (the “registrable securities”).
          Under the terms of the Rights Agreement, for so long as the holders of registrable securities hold at least 1% of the Common Stock and all Common Stock held by and issuable to such holders (and their affiliates) may not be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), such holders will have the right to require the Issuer to use reasonable efforts to effect registration under the Securities Act of their registrable securities, subject to specific value minimums and the right of the Issuer’s Board of Directors to defer the registration for a period of up to 120 days. The Rights Agreement further provides that the holders of registrable securities may also cause the Issuer to register their securities on a Registration Statement on Form S-3 if they propose to register securities having a value of at least $500,000, subject to the Board’s right to defer the registration for a period of up to 120 days. If the Issuer proposes to register securities under the Securities Act, then the stockholders who are party to the agreement will have a right, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that the Issuer register their registrable securities. The Issuer will bear all registration expenses incurred in connection with registrations. The Issuer has agreed to indemnify the investors against liabilities related to the accuracy of the registration statement used in connection with any registration effected under the agreement.
          Also in connection with the consummation of the Arrangement, Former Dialogic entered into the Term Loan Agreement with Obsidian, LLC, as agent, and investment funds managed by the Reporting Person. Concurrently with Former Dialogic’s entry into the Term Loan Agreement, the Issuer entered into agreements whereby the Issuer guaranteed the obligations of Former Dialogic under the Term Loan Agreement.
          As of October 1, 2010, investment funds managed by the Reporting Person had extended term loans in the approximate principal amount of $89.9 million under the Term Loan Agreement, due and payable on September 30, 2013. The term loans may be prepaid, in whole or in part, from time to time, subject to payment of (a) if prepaid on or prior to the first anniversary of the closing date, a make-whole amount that includes a 5% premium, (b) if prepaid after the first but on or prior to the second anniversary of the closing date, a premium of 5.0% and (c) if prepaid after the second anniversary of the closing date, a premium of 2.0%. Former Dialogic is required to offer to prepay the term loans out of the net proceeds of certain asset sales (including asset sales by the Issuer and its subsidiaries) at 100% of the principal amount of term loans prepaid, plus the prepayment premiums described above, subject to the Issuer and its subsidiaries’ right to reinvest some or all of the net proceeds in their business in lieu of prepayment. The term loans bear interest, payable in cash, at a rate per annum equal to LIBOR (but in no event less than 2.0%) plus an applicable margin. The margin is based on Former Dialogic’s consolidated net leverage ratio, which was 11% as of October 1, 2010. Upon the occurrence and continuance of an event of default, the term loans will bear interest at a default rate equal to the applicable interest rate plus 2.0%. The term loans are guaranteed by the Issuer and all of the subsidiaries of the Issuer and Former Dialogic, with the exception of certain subsidiaries organized under the laws of countries other than the United States or Canada and certain immaterial United States subsidiaries that the Issuer or Former Dialogic have covenanted to wind-down and dissolve. The term loans are secured by a pledge of all of the assets of

CUSIP No.	25250T100	Page	6	of	8
Former Dialogic and of the subsidiary guarantors. The Issuer and its subsidiaries, including Former Dialogic, are subject to various affirmative and negative covenants under the Term Loan Agreement, including restrictions on incurring additional debt and contingent liabilities, granting liens, making investments and acquisitions, paying dividends or making other distributions in respect of its capital stock, selling assets and entering into mergers, consolidations and similar transactions, entering into transactions with affiliates and entering into sale and lease-back transactions. The Term Loan Agreement contains customary events of default, including upon a change in control of the Issuer.
          In addition, Former Dialogic maintains bridge loans extended by investment funds managed by the Reporting Person under the Bridge Loan Agreements, which remained outstanding following the Arrangement. As of October 1, 2010, the outstanding principal amount under the Bridge Loan Agreements totaled approximately $322,500, due and payable on July 31, 2011. The bridge loans accrue interest at a rate of 20% per annum. In the event that Former Dialogic consummates an equity financing prior to the maturity date, the investment funds may, at their option, convert all of the outstanding indebtedness under the bridge loans into the type of equity issued by Former Dialogic at the same rate and upon the same terms issued in such equity financing. The Bridge Loan Agreements contain customary events of default and repayment events, including upon a change in control of Former Dialogic.
          The foregoing descriptions of the Acquisition Agreement, the Rights Agreement, the Term Loan Agreement and the Bridge Loan Agreements are not complete and are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference. The Acquisition Agreement and the Rights Agreement are filed as Exhibits 2.1 and 4.1, respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2010, and the Term Loan Agreement and the Bridge Loan Agreements are filed as Exhibits 3, 4 and 5, respectively, to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Acquisition Agreement, dated as of May 12, 2010, by and between the Issuer and Former Dialogic (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 2	Registration Rights Agreement, dated as of October 1, 2010, by and among the Issuer and the parties listed on Exhibit A thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 3	Second Amended and Restated Credit Agreement, dated as of October 1, 2010, by and among the Issuer, Former Dialogic, Obsidian, LLC, as agent, and the subsidiary guarantors and lenders that are signatories thereto.

Exhibit 4	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Opportunities Fund, LLC.

Exhibit 5	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Expansion Fund, LLC.

CUSIP No.	25250T100	Page	7	of	8
SIGNATURE
          After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2010	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Elizabeth Greenwood
		Name:	Elizabeth Greenwood
		Title:	General Counsel & Chief Compliance Officer

CUSIP No.	25250T100	Page	8	of	8
Exhibit Index

Exhibit 1	Acquisition Agreement, dated as of May 12, 2010, by and between the Issuer and Former Dialogic (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 2	Registration Rights Agreement, dated as of October 1, 2010, by and among the Issuer and the parties listed on Exhibit A thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 3	Second Amended and Restated Credit Agreement, dated as of October 1, 2010, by and among the Issuer, Former Dialogic, Obsidian, LLC, as agent, and the subsidiary guarantors and lenders that are signatories thereto.

Exhibit 4	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Opportunities Fund, LLC.

Exhibit 5	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Expansion Fund, LLC.